兆恒水电股份有限公司
Zhaoheng Hydropower Company
地址：深圳市深南东路5015号金丰城大厦A座19楼		ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road, Shenzhen, China 518015	FAX: 86-755-82071998

Date:	June 12, 2009

To:	Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:	Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:	Zhaoheng Hydropower Company
Item 4.02 Form 8-K
Filed April 15, 2009
File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K furnished on April 15, 2009, which was dated May 21, 2009 and received on May 22, 2009.  Our responses to the Commission’s comments are set forth below:

1.
Your Comment: We reviewed your response to comment one in our letter dated April 17, 2009. As previously requested, please amend Form 8-K/A filed April 15, 2009 under Item 4.02 rather than Form 8-K/A filed dated September 2, 2008 to disclose that on April 15, 2009 your board of directors determined that the previously issued financial statements should no longer be relied upon. In your amendment specifically identify the financial statements included in the filings referenced in your response that should no longer be relied upon.

Our Response: The Commission’s request is duly noted and we will amend Form 8-K/A filed April 15, 2009 and submit the amended Form 8-K/A on or before June 15, 2009.

2.	Your Comment: We received your responses to comments two and three in our letter dated April 17, 2009. Please clarify your response to address the following:

a.	Whether you charged interest to Zhaoheng Industrial prior to January 1, 2008 and, if so, how you accounted for the interest;

b.	How you accounted for interest charged to Zhaoheng Industrial during each of the quarters in fiscal 2008;

兆恒水电股份有限公司 Zhaoheng Hydropower Company 地址：深圳市深南东路5015号金丰城大厦A座19楼

ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road, Shenzhen, China 518015	FAX: 86-755-82071998

c.	How you accounted for interest on the bank loans during fiscal 2007 and during each of the quarters in fiscal 2008;

d.	How you determined the amount of interest cost to be capitalized during fiscal 2007 and during each quarter of fiscal 2008;

e.
Why interest receivable from Zhaoheng Industrial should have been reflected as a distribution or dividend, when such distributions or dividends should have been recorded and the basis for your determination;

f.
How you accounted for depreciation of the project when the project was completed and commenced trial operation and why the correction of the accounting errors did not have an effect on depreciation expense during second and third quarters of fiscal 2008; and

g.
Why the correction of the accounting errors did not have an effect on financial position or results of operations during each of the quarters in fiscal 2008, including a description of the accounting changes, if any, made to correct your accounting for the transactions as of January 1, 2008.

In addition, as previously requested, please amend Form 8-K/A filed April 15, 2009 under Item 4.02 to provide a more detailed description of the nature of the errors. Refer to Item 4.02(a)(2) of Form 8-K. In the amendment you should separately discuss the effect of error corrections on the financial statements for the year ended December 31, 2007 and for each of quarterly periods in fiscal 2007 and 2008, as applicable, and provide the additional disclosure referred to in your response to comment three.

Our Response:

a)           We respectfully advise the Commission that we did not charge interest to Shenzhen Zhaoheng Industrial Co., Ltd. (“Zhaoheng Industrial”), our related party, prior to January 1, 2008.

b)           From January 1, 2008, we began to charge interest on the loans to Zhaoheng Industrial at 120% of the bench mark rate set by the People’s Bank of China and accounted for such interest as interest income during each of the quarters in fiscal 2008. We have disclosed such accounting in notes to financial statements and in “Item 2 - Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008.

c)           We wish to note that Hunan Zhaoheng Hydropower Station, which is operated by our wholly owned subsidiary Hunan Zhaoheng Hydropower Co., Ltd. (“Hunan Zhaoheng”), commenced trial operation on April 1, 2008. As a consequence, during fiscal year 2007 and for the period from January 1 to March 31 in fiscal 2008, we accounted for interest on bank loans to Hunan Zhaoheng, less interest income accountable from the same loans, as construction in progress. However, beginning on April 1, 2008, we accounted for interest on bank loans to Hunan Zhaoheng as interest expense. During fiscal 2007 and during each of the quarters in fiscal 2008, we accounted for interest on the bank loans to other operating entities, including Hunan Sanjiang Electric Power Co., Ltd. (“Hunan Sanjiang”) and Guizhou Jingrong Industrial Development Co., Ltd. (“Jingrong”), as interest expense.

兆恒水电股份有限公司 Zhaoheng Hydropower Company 地址：深圳市深南东路5015号金丰城大厦A座19楼

ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road, Shenzhen, China 518015	FAX: 86-755-82071998

d)           In March 2004 and March 2007, Hunan Zhaoheng borrowed $24,610,000 (or approximately RMB180 million) and $21,875,555 (or approximately RMB160 million) from the Bank of China and the Industrial & Commercial Bank of China, respectively, for the construction of the Hunan Zhaoheng Hydropower Station. The project was completed in March 2008 and commenced trial operation in April 2008.

Of the total amount borrowed, only $27,501,675 (or approximately RMB201 million) was used in the construction and the balance was loaned by us to Zhaoheng Industrial. Beginning on January 1, 2008, we charged interest on the loan to Zhaoheng Industrial at an interest rate at 120% of the bench mark rate set by the People’s Bank of China. During fiscal year 2007 and for the period from January 1 to March 31 in fiscal 2008, total interest expense on the two loans, less any interest income from Zhaoheng Industrial and bank deposit accountable from these two loans, was capitalized to our construction in progress account.

e)           Before December 31, 2007, Zhaoheng Industrial was a 65% shareholder of Hunan Sanjiang, which in turn owned 33.33% of Hunan Zhaoheng. As such, interest receivable from Zhaoheng Industrial as of December 31, 2007 could have been reflected as distribution or dividend on the basis that Zhaoheng Industrial was an indirect shareholder of Hunan Zhaoheng and could have been recorded on December 31, 2007.

f)           Once the project was completed and commenced trial operation, construction in progress was transferred to property, plant and equipment and depreciated over its useful economic life. We respectfully submit to the Commission that, although the corrections of the accounting errors would have had an effect on depreciation expenses during the second and third quarters of fiscal 2008, we do not believe the impact is material since the difference is less than 5%.

We believe that amending the Form 10-Q filed on August 14, 2008 and the Form 10-Q filed on November 14, 2008 would have the effect of having multiple filings in the public domain that would not enhance an investor’s understanding of our financial situation and could result in confusion with regards to the financial position of our Company. We propose disclosing this amended financial information for the quarters and periods ended June 30, 2008 and September 30, 2008 in the Form 8-K/A that we intend to file with the Commission on or before June 15, 2009, and to disclose the revised financial information for the quarters and periods ended June 30, 2008 and September 30, 2008 when we file the Form 10-Q for the corresponding quarters and periods during our fiscal year ending December 31, 2009. Such Form 10-Q filings will be for the quarter and six months ended June 30, 2009 and for the quarter and nine months ended September 30, 2009.

兆恒水电股份有限公司 Zhaoheng Hydropower Company 地址：深圳市深南东路5015号金丰城大厦A座19楼

ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road, Shenzhen, China 518015	FAX: 86-755-82071998

g)           We respectfully submit to the Commission that the correction of the accounting errors would have had an effect on our financial position and results of operations during each of the quarters in fiscal 2008; however, we do not believe that the impact is material.

As mentioned in (f) above, we believe the amendment of the Form 10-Q for the quarters and periods ended June 30, 2008 and September 30, 2008 would not enhance an investor’s understanding of our financial situation.

Please do not hesitate to contact me at +86-755-8207-0966 with any questions or comments regarding the above explanations.

With best regards,

/s/ Guosheng Xu

Guosheng Xu
Chief Executive Officer